Exhibit 99.1

Ad hoc announcement pursuant to Article 53 LR

Opfikon, Switzerland, 21 August 2025 – 07:00 CEST

Q2 2025: Stabilised revenue, Adj. EBITDAaL increased – entering the second half of the year with new product portfolios

•

Sunrise recorded a solid but softened net increase of +18,000 mobile postpaid subscriptions[1], while the number of Internet subscriptions[2] remained unchanged on an organic basis. Price increases and the resulting deliberate broad reduction of aggressive price promotions were driving factors.

•

Compared to the previous quarter, revenue stabilised and declined only slightly (-0.8%) compared to the previous year (YoY). Adjusted EBITDAaL[3] grew (+1.9% YoY) and was supported by cost efficiencies; the net loss decreased (27.3% YoY). P&E Additions (CAPEX4) declined (-7.9% YoY) and amounted to 15.9% of revenue. Capital expenditures disclosed in the cash-flow statement[5] increased (+66.9% YoY). Positive Adjusted FCF[3] generation of CHF 153.3 million, with YoY decrease (-11.2% YoY) due to changes in customer collection cycle and standalone related costs; net cash from operating activities decreased (-4.8% YoY).

•	Guidance for 2025 is re-confirmed, including expected dividend growth for financial year 2025 of +2.7% YoY[6]. Revenue growth («broadly stable») is expected to be at the lower end of the range.

•

The delisting of Sunrise Class A American Depositary Shares (ADSs) from Nasdaq took place on 15 August 2025. Termination of the sponsored Class A and Class B ADS programs is planned for mid-November 2025.

•

Completed migration of UPC customers, upcoming commercialisation of 5G Standalone, and new portfolios for residential and business customers as well as a full innovation pipeline are expected to support growth.

Consolidated results for Q2 2025

(CHF million)	Q2 2024	Q2 2025	Changes
Revenue	737.5	731.6	(0.8%)
Residential customers	530.2	521.3	(1.7%)
Business customers and wholesale	205.6	208.0	1.2%
Infrastructure and support functions	1.7	2.3	35.3%
Adjusted EBITDAaL[3]	249.4	254.1	1.9%
P&E Additions (CAPEX4)	(126.4)	(116.4)	(7.9%)
Adjusted EBITDAaL[3] less P&E Additions (CAPEX4)	123.0	137.7	12.0%
Adjusted FCF[3]	172.6	153.3	(11.2%)

As reported:
Net loss	(73.7)	(53.6)	27.3%
Net cash provided by operating activities	305.2	290.5	(4.8%)
Capital expenditures in the cash flow statement[5]	(99.4)	(165.9)	66.9%

Note: The key financial figures are presented on a rebased IFRS basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

1/6

«In light of the price increases implemented, we deliberately reduced price-aggressive promotions in Q2 2025. As expected, this led to softer net customer growth. However, revenue stabilised when compared to the previous quarter, supported by the price increases, service revenue growth in B2B and a temporary recovery in device sales that was partly driven by the 3G switch-off. Adjusted EBITDAaL increased, not least thanks to further cost efficiencies», noted André Krause, CEO of Sunrise and added: «With the completion of the UPC customer migration, our strategic initiatives around 5G Standalone and the launch of new product portfolios in the various segments, we are now re-accelerating our commercial momentum. Based on the results for the first half of the year and expectations for the second half, we re-confirm our 2025 guidance, including the targeted dividend growth of 2.7%».

Continued customer growth despite price increases

Net customer growth continued in Q2 2025, with +18,000 mobile postpaid1 RGUs (revenue generating units), despite price increases and a deliberate reduction in aggressive price promotions aimed at short-term customer acquisition. The broadband Internet segment recorded a net-zero growth2. This was also affected by the completion of the UPC customers migration to Sunrise products during Q2 2025.

The proportion of broadband customers who also use a Sunrise mobile postpaid offer continued to grow. This fixed-mobile convergence rate (FMC7) increased by +1.4 percentage points YoY to 58.5%. As of 30 June 2025, Sunrise had around 3.15 million mobile, 1.30 million broadband Internet, and 0.98 million enhanced TV RGUs.

Strategic initiatives for re-accelerated commercial momentum

In Q2 2025, Sunrise launched several initiatives to further grow with its multibrand strategy. With the introduction of 5G Standalone and preparations for its commercialisation in the second half of the year, together with the new mobile portfolio (Swiss Connect), Sunrise is strengthening the positioning of its main brand in the premium segment. The focus is on sustainable customer loyalty and quality of offerings and thus on value creation instead of price-only orientation. At the same time, Sunrise is driving its growth strategy in the business customer segment with «SME Ready», placing increased emphasis on medium-sized enterprises. With the refreshed yallo mobile portfolio, Sunrise continues to follow the more price sensitive segments. In addition, Sunrise has a pipeline full of innovations and therefore expects continued, albeit moderate, net customer growth in the second half of the year.

Financial results for Q2 show positive trends

Revenue development stabilised in Q2 2025 compared to the previous quarter, declining only slightly YoY. It was supported by the price increases, continued service revenue growth in the business and wholesale segment and a temporary recovery in device sales that was partly driven by the 3G switch-off. At the same time, fixed subscription revenue was influenced by continued right-pricing across the customer base, with both the migration of UPC customers to Sunrise products completed in Q2 2025 and the brand mix taking effect.

Adjusted EBITDAaL3 increased and was supported by continued cost efficiencies in operating expenses (OPEX), driven by, among other things, cost synergies from the UPC mobile core switch-off as part of the integration and lower maintenance spend. In addition, it was supported by a decline in lease costs.

P&E Additions (CAPEX4) represented 15.9% of revenue and decreased primarily due to lower spending on Internet-access hardware (customer premises equipment, CPE) and the gradual phase-out of cost-to-capture expenses.

Adjusted FCF3 generation was positive with CHF 153.3 million and in line with the in-year phasing variations, with the YoY decline mainly being attributable to variations in customer-billing cycles as well as additional standalone costs.

2/6

The reduction of the net loss compared to the same quarter last year was driven mainly by changes in financial income and expenses related to foreign-currency derivative instruments (affected by the depreciation of the U.S. dollar against the Swiss franc) and a reduction in debt-servicing costs YoY due to the Spin-off related deleveraging.

Consolidated results for H1 2025

(CHF million)	H1 2024	H1 2025	Changes
Revenue	1,484.3	1,453.7	(2.1%)
Residential customers	1,074.5	1,041.6	(3.1%)
Business customers and wholesale	407.7	408.8	0.3%
Infrastructure and support functions	2.1	3.3	57.1%
Adjusted EBITDAaL[3]	488.6	494.1	1.1%
P&E Additions (CAPEX4)	(257.2)	(259.5)	0.9%
Adjusted EBITDAaL[3] less P&E Additions (CAPEX4)	231.4	234.6	1.4%
Adjusted FCF[3]	112.7	36.8	(67.3%)

As reported:
Net loss	(200.9)	(54.9)	72.7%
Net cash provided by operating activities	551.2	461.6	(16.3%)
Capital expenditures in the cash flow statement[5]	(245.7)	(273.9)	11.5%

Note: The key financial figures are presented on a rebased IFRS basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

Re-confirmed guidance for the 2025 financial year:

•	Revenue growth: broadly stable (expected to be at the lower end of the range)

•	Adjusted EBITDAaL[3]: Stable to low-single-digit growth

•	CAPEX4/revenue: 15–16%

•	Adjusted FCF[3]: CHF 370–390 million[8]

•	Expected dividend payout for financial year 2025 of CHF 3.42 per Class A Share and c. CHF 0.34 per Class B Share in 2026 in line with targeted progressive dividend-per-share policy (+2.7% YoY).[6]

Sunrise Class A ADSs delisted from Nasdaq since 15 August 2025

As previously announced, 15 August 2025 marked the last trading day for the Class A ADSs on Nasdaq. By 15 August 2025, c. 87% of Class A ADSs and c. 98% of Class B ADSs were exchanged for Sunrise Class A Shares and Sunrise Class B Shares on a net basis, respectively.

The Sunrise Class A Shares will continue to be listed on SIX Swiss Exchange under the ticker «SUNN».

The termination of the sponsored ADS programs for both the Sunrise Class A and Class B ADSs is expected to occur on or around 13 November 2025. Holders will be notified closer to the time.

Following the delisting of the Class A ADSs from Nasdaq, Sunrise intends to deregister its Class A and Class B ADSs under the U.S. Securities Exchange Act of 1934 and terminate its reporting obligations thereunder as soon as it is permitted to do so.

3/6

[1]	Net Additions incl. Residential and B2B.
[2]	Organic net adds of 0k in Q2 2025, removal of ~2k non-organic, non-revenue generating customers as part of the Interbrand migrations not included.
[3]

Quantitative reconciliations to net earnings/loss (including net earnings/loss growth rates) & cash flow from operating activities for Adj. EBITDA, Adj. EBITDAaL, and Adj. FCF Guidance cannot be provided without unreasonable efforts as we do not forecast (i) certain non-cash charges including: the components of nonoperating income/expense, depreciation and amortization, and impairment, restructuring and other operating items included in net earnings/loss from continuing operations, or (ii) specific changes in working capital that impact cash flows from operating activities. The items we do not forecast may vary significantly from period to period; barring unforeseen events.

The 2024YTD accounting reclassification related to fibre lease resulted in an CHF8m decrease in Direct Costs and a corresponding increase in OPEX (CHF 4.5m in B2B, CHF 3.5m in I&S).
[4]	Excluding additions from leases, ice-hockey rights and M&A activity.
[5]	Capital expenditures as part of cash flows from investing activities.
[6]	To be proposed by the Sunrise Board of Directors upon achieving the FY 2025 financial guidance and subject to the approval by the Annual General Meeting.
[7]

Defined as number of customers who subscribed to both a fixed broadband Internet service and post-paid mobile telephony service, divided by the total number of customers who subscribe to at least one fixed broadband Internet service.

[8]

In Q4 2024, Sunrise reached a pre-final tax settlement with the Canton Zurich tax authority, covering fiscal years 2019 – 2024 and amounting to ~CHF 60m. Adj. FCF excludes the tax settlement related charge (expected to be ~CHF 40m for FY 2025 of which CHF 11.2m recorded in Q1 2025 and CHF 8.8m recorded in Q2 2025) and is not included in the FY 2025 guidance due to pre-funding of the tax settlement by Liberty Global.

The investor presentation and more information are available on the Sunrise Investor Relations website. The live conference call and webcast for analysts and investors starts at 10:00 CEST.

Sunrise Investor Relations	Sunrise Media Relations
Alex Herrmann +41 58 777 61 00	0800 333 000
investor.relations@sunrise.net	media@sunrise.net

ABOUT SUNRISE

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecom market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive landline network access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out for premium quality and is optimally equipped for growth. With its world-class, future-proof networks, Sunrise offers private customers high-quality mobile, landline, broadband and TV services and supports business customers from a one-stop shop with 360° communication and integrated ICT solutions for connectivity, security and IoT to accelerate their digitalisation.

As of the end of June 2025, the Sunrise customer base included around 3.15 million mobile, 1.30 million broadband and 0.98 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of its customers.

www.sunrise.ch

Forward-Looking Statements

This ad hoc announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding certain forecasted financial information, including Sunrise’s 2025 guidance, its financial condition, results of operations, business, market share, network, subscription revenue and ARPU stabilisation, Sunrise’s expected Adjusted Free Cash Flow generation, including the timing thereof, Sunrise’s growth and other strategies, future growth prospects and anticipated methods of achieving growth, expectations, plans and opportunities of Sunrise, including its new connectivity offerings and the products and services to be launched, as well as the timing and benefits to be derived therefrom, Sunrise’s intentions with respect to its 5G Standalone offerings and the timing thereof, the anticipated shutdown of 3G on its network and future use of that new capacity, ongoing operational efficiencies, expectations with respect to Sunrise’s tax settlement charges, the expected phase-out of UPC customers, including the timing thereof, the macroeconomic environment, its future dividends and growth thereof, Sunrise’s plan to terminate its ADS programs, including the expected timing and consequences of such termination, Sunrise’s intention to terminate its U.S. Securities and Exchange Act reporting obligations, including the timing thereof, the amount, cost and tenor of Sunrise’s third-party debt and other information and statements that are not historical fact. These forward-looking statements are based on current expectations, estimates and projections about the factors that may affect Sunrise’s future performance and are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements.

Such risks and uncertainties include, among others, Sunrise’s ability to successfully execute on its plans and strategies, Sunrise’s ability to realize the expected benefits from the series of transactions that closed on 8 November 2024 that resulted in the Spin-off of Liberty Global Ltd.’s Swiss telecommunications operations to Sunrise (the Transaction), unanticipated difficulties or costs in connection with the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction, and other factors, including those detailed from time to time in Sunrise’s filings with the U.S. Securities and Exchange Commission (the SEC), including Sunrise’s most recently filed Form 20-F and in subsequent reports filed with the SEC.

These forward-looking statements speak only as of the date hereof. Although Sunrise believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Sunrise expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

4/6

Appendix to the ad hoc announcement pursuant to Article 53 LR

Non-IFRS Financial Measures

This ad hoc annoucement includes financial measures not presented in accordance with International Financial Reporting Standards (IFRS), including Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL less P&E Additions, and Adjusted FCF.

Sunrise believes Adjusted EBITDA and Adjusted EBITDAaL are meaningful measures because they represent a transparent view of Sunrise’s recurring operating performance that is unaffected by its capital structure and allows management to (a) readily view operating trends, (b) perform analytical comparisons and benchmarking between segments and (c) identify strategies to improve operating performance. Sunrise believes Adjusted EBITDA and Adjusted EBITDAaL are useful to investors because they provide a basis for comparing Sunrise performance with the performance of other companies in the same or similar industries.

Non-IFRS reconciliations

Net income - Adjusted EBITDAaL (CHF million)	Q2 2024	Q2 2025	H1 2024	H2 2025
Net income (loss)	(73.7)	(53.6)	(200.9)	(54.9)
Income tax expense (benefit)	19.8	(15.8)	8.0	(12.0)
Share of losses (gains) of affiliates	0.1	(3.0)	0.3	(4.1)
Net financial expense (income)	83.3	97.6	243.3	108.9

Operating income (loss)	29.5	25.2	50.7	37.9
Depreciation and amortisation (non-lease related)	232.1	222.8	465.1	456.2
Depreciation of right-of-use assets	33.1	32.1	66.0	65.0
Share-based compensation expense	5.2	16.2	10.0	23.5
Impairment, restructuring and other operating items	7.9	5.1	13.9	7.1

Adjusted EBITDA (as reported)	307.8	301.4	605.7	589.7
Lease-related expenses	(50.0)	(47.3)	(99.8)	(95.6)

Adjusted EBITDAaL (as reported)	257.8	254.1	505.9	494.1
Rebase adjustment: Pro forma transaction costs(1)	0.8	—	1.7	—
Rebase adjustment: Transaction related costs(2)	(1.7)	—	(4.0)	—
Rebase adjustment: Transitional services agreements(3)	(7.5)	—	(15.0)	—

Adjusted EBITDAaL (rebased)	249.4	254.1	488.6	494.1

Net cash provided by operating activities - Adjusted FCF

(CHF million)	Q2 2024	Q2 2025	H1 2024	H1 2025
Net cash provided by operating activities	305.2	290.5	551.2	461.6
Interest paid	(85.8)	(32.9)	(217.6)	(135.9)
Interest-related derivative receipts (payments)	65.5	15.6	92.3	5.4
Vendor financing additions	82.7	97.6	137.9	188.4
Capital expenditures	(99.4)	(165.9)	(245.7)	(273.9)
Principal payments on vendor financing	(73.0)	(41.2)	(162.8)	(174.2)
Payments of lease liabilities	(22.5)	(19.4)	(42.6)	(54.7)

Adjusted Free Cash Flow (as reported)	172.6	144.5	112.7	16.8
Rebase adjustment: Tax audit(4)	—	8.8	—	20.0

Adjusted Free Cash Flow (rebased)	172.6	153.3	112.7	36.8

Capital expenditures - P&E Additions (CAPEX)

(CHF million)	Q2 2024	Q2 2025	H1 2024	H1 2025
Capital expenditures	99.4	165.9	245.7	273.9
Mergers and acquisitions (asset deals)	—	(3.0)	—	(3.0)
Assets acquired under vendor financing	13.4	16.5	22.2	31.9
Changes in current liabilities related to capital expenditures (including related-party amounts)	13.6	(63.0)	(10.7)	(43.3)

P&E Additions (CAPEX)	126.4	116.4	257.2	259.5

5/6

(1)

Represents certain one-time Sunrise Spin-off related costs during 2024. The above adjustment reverses the effect of these one-time costs and normalises the effect of the incremental costs so as to not impact the underlying growth rates of the business for this non-organic impact.

(2)	Represents certain recurring Spin-off related standalone costs (adjusted in the prior year comparison).
(3)

Represents one or more transitional services agreements pursuant to which Liberty Global will provide Sunrise various administrative services to ensure an orderly transition following the Spin-off. The services to be provided by Liberty Global will include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services. The expected terms of the services are up to five years following the Spin-off, depending on the individual service elements. In addition, the transitional service agreements with a five-year term are subject to an early termination right on the fourth anniversary thereof. The aggregate charges expected to be payable by Sunrise under the transitional services agreements will decrease during the term and are approximately CHF 30.0 million for the first year.

(4)

In Q4 2024, Sunrise reached a settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during 2024. The final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60 million. As a result, Sunrise has recognised significant prior year taxes in the current period, which will be cash settled via amended returns on a cantonal basis largely during 2025, with diminishing phasing over the years 2026 and 2027.

6/6